EXHIBIT 19
Securities Trades by Company Personnel and Related Persons
Policy Statement
Chesapeake Utilities Corporation
Amended November 7, 2024

This document sets forth the policies and procedures that govern trading in Chesapeake Utilities Corporation ("Chesapeake") stock by directors, officers and employees of Chesapeake and its subsidiaries (this "Policy Statement"). All references in this Policy Statement to Chesapeake also include each direct and indirect subsidiary of Chesapeake. This Policy Statement has been adopted by Chesapeake to fulfill its responsibilities as a public company under the federal securities laws.

Chesapeake's directors, officers and employees have worked hard over the years to establish Chesapeake’s reputation for integrity and ethical conduct. We cannot afford to have this reputation damaged. Accordingly, this Policy Statement also is designed to ensure that anyone employed by or associated with Chesapeake avoids even the appearance of improper conduct.

It is important that all Chesapeake directors, officers and employees review this Policy Statement carefully. Noncompliance with this Policy Statement is grounds for immediate dismissal. Failure to comply with this Policy Statement can also result in a serious violation of the federal securities laws, leading potentially to both civil and criminal penalties.

A. The Policy

All of Chesapeake’s directors, officers and employees are subject to the general prohibition on insider trading set forth in Section C of this Policy Statement. In addition, Chesapeake’s (i) directors, (ii) officers, (iii) employees located at the Corporate Office in Dover, Delaware, and (iv) employees who are notified by management that they are deemed or likely to have access to material, nonpublic information (such employees referred to in subsections (iii) and (iv) are sometimes hereinafter referred to as the “Designated Employees”) are subject to other limitations and procedures applicable to their trading in Chesapeake stock as described in Section D of this Policy Statement.

Each of the restrictions imposed by this Policy Statement on Chesapeake’s directors, officers and employees also applies with the same force and effect to their “Related Persons.” For purposes of this Policy Statement, a “Related Person” includes the spouse, minor children and anyone else living in a director, officer or employee’s household; partnerships in which a director, officer or employee is a general partner; corporations in which a director, officer or employee own individually, or together with other Related Persons owns a controlling interest; trusts of which a director, officer or employee are a trustee, settlor or beneficiary; estates of which a director, officer or employee is the executor or beneficiary; or any other group or entity where the director, officer or employee has or shares with others the power to decide whether to purchase or sell Chesapeake stock. All Chesapeake directors, officers and employees are

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responsible for the compliance with this Policy Statement and applicable law by their Related Persons.
The general prohibition on insider trading described in this Policy Statement shall also apply to trading in the stock of any other companies, including Chesapeake customers, suppliers and other companies with which Chesapeake does business, is negotiating a contract or transaction, or has an ongoing business relationship based upon material, nonpublic information relating to such other companies which is obtained by a Chesapeake director, officer or employee in the course of his or her service to or employment by Chesapeake.

B. The Reasons for this Policy Statement

Under the federal securities laws, it is unlawful for any director, officer or employee of, or any person otherwise associated with, a public company to trade, or to enable others to trade, in the stock of that company while he or she is in possession of material, nonpublic information. The consequences of insider trading violations can be significant.

For individuals who trade on inside information (or who disclose inside information to others who trade), the consequences include the following:

•A criminal prosecution can result in a fine of up to $5 million (no matter how small the profit gained or loss avoided) and imprisonment for up to 20 years.

•A civil action brought by the Securities and Exchange Commission (the "SEC") can result in a penalty of up to three times the amount of the profit gained or the loss avoided.

•A civil action brought by a private plaintiff who contemporaneously traded in Chesapeake stock can result in damages of up to the amount of the profit gained or the loss avoided.

•The SEC has the authority to obtain a court order that bars a director or officer who has engaged in insider trading from serving, either permanently or for a period of time, as a director or officer of a public company.

Additionally, a person who does not trade on inside information himself or herself, but who, at the time of the trade on inside information, directly or indirectly controlled the person who committed such a violation can also be subject to a civil penalty not to exceed the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation. Also, if the controlling person is an entity, the controlling person can be subject to a criminal penalty of up to $25 million.

By exposing Chesapeake to the potential for liability for failing to take appropriate steps to prevent violations by employees, insider trading can generate significant adverse publicity and, as a result, cause a substantial loss of confidence by the public and the securities markets in Chesapeake and its stock. Such a loss of confidence could have

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an adverse impact on the price of Chesapeake stock to the detriment of Chesapeake and its shareholders.

C. Chesapeake's Policies Applicable to Directors, Officers and All Employees

If a director, officer or employee has material, nonpublic information relating to Chesapeake, it is Chesapeake's policy that neither that person nor any Related Person may (i) buy or sell Chesapeake stock, (ii) advise any person or entity to buy or sell Chesapeake stock, or (iii) engage in any other action to take advantage of, or pass on to others, the information (other than for a valid business purpose) until such information becomes public or is no longer material. Such prohibitions include making an initial election to purchase Chesapeake stock under Chesapeake’s Dividend Reinvestment and Direct Stock Purchase Plan or similar plans, or making changes in elections or reallocations of investments in Chesapeake stock in such plan.

For purposes of insider trading liability, it does not matter that a transaction may be necessary or justifiable for independent reasons (such as the need to raise money for an independent expenditure) or that delaying the transaction until the material, nonpublic information is disclosed or ceases to be material might cause the director, officer or employee to incur a financial loss.

A bona fide gift of Chesapeake stock is not considered trading for purposes of insider trading liability. Of course, the recipient of a gift who is a Related Person of a Chesapeake director, officer or employee would be subject to the restrictions of this Policy Statement in connection with the gifted stock.

It is also Chesapeake’s policy that Chesapeake directors, officers and employees, and their Related Persons, may not purchase or sell, or recommend to another person to purchase or sell, stock of another company if such director, officer or employee learns of material, non-public information about the other company in the course of his or her service to, or employment with, Chesapeake.

1. Definition of Material Information

In general, information is considered material as it relates to Chesapeake if a reasonable investor would: (a) consider the information important in deciding whether to purchase, sell, or hold Chesapeake stock or (b) view the disclosure of the information as altering the total mix of publicly available information with respect to the security or the issuer of the security. While this standard is not always easy to apply, information in the following categories almost always is regarded as material:

•any information that could reasonably be expected to affect the price of the security, whether positively or negatively
•negotiations concerning a merger or other business combination transaction
•negotiations concerning or information regarding entry into a material agreement
•acquisitions or dispositions of a material amount of assets
•new strategic relationships or sources of financing, or the loss thereof
•corporate restructurings

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•regulatory rulings
•unanticipated changes in the level of sales, earnings or expenses
•periodic results of operations prior to their release and dissemination to the public
•projections of future earnings or losses that have not been publicly disclosed
•credit rating changes
•the announcement or declaration of a stock split, dividend or stock repurchase program
•equity or debt offerings
•management changes
•reduction in workforce
•new products or discoveries that could have a material financial impact on the company
•the gain or loss of a significant customer
•restatement of financials
•earnings information
•impending bankruptcy filings
•significant legal exposure due to actual, pending, or threatened litigation or governmental actions or investigations
•changes in Chesapeake’s auditors or a notification from its auditors that Chesapeake may no longer rely on the auditors’ audit report
•changes in dividend policies
•material changes in financial liquidity
•material cybersecurity incident

If any director, officer or employee of Chesapeake has questions as to the materiality of any nonpublic information, he or she should contact the General Counsel or Chief Financial Officer of Chesapeake for guidance. When in doubt as to the materiality of any nonpublic information, Chesapeake’s directors, officers and employees and their Related Persons are urged to refrain from trading or taking any other action to take advantage of, or pass on to others, the nonpublic information.

2. Public Disclosure

Information is considered nonpublic if it has not been fully disclosed. Disclosure of material information to the public generally means the disclosure of the information in a filing with the SEC (such as Chesapeake's Forms 10-K, 10-Q or 8-K), a company press release to the national wire services, or publication of the information in a nationwide publication such as The Wall Street Journal. More limited dissemination of the information, such as in a company communication to employees (even if it is to all employees generally) does not qualify as public disclosure. In addition, to ensure adequate disclosure, sufficient time should be permitted to allow the securities markets an opportunity to digest the news. Generally, two full trading days following the filing, release or publication is regarded as sufficient for dissemination and interpretation of material information by the securities markets.

If any director, officer or employee of Chesapeake has questions as to whether certain information is public, he or she should contact the General Counsel or Chief Financial Officer of Chesapeake for guidance. When in doubt as to whether certain information is

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public, Chesapeake’s directors, officers and employees and their Related Persons are urged to refrain from trading or taking any other action to take advantage of, or pass on to others, the nonpublic information.

3. Tipping
Under this Policy Statement, Chesapeake directors, officers and employees who cannot trade in Chesapeake stock by reason of the possession of material, nonpublic information also may not either (i) disclose such information to any other person for the purpose of allowing any other person to trade in Chesapeake stock or (ii) provide trading advice with respect to Chesapeake stock (even though the nonpublic information that is the basis for the advice is not disclosed to the person). Any such disclosure or trading advice (a practice referred to as "tipping") also would violate the federal securities laws and can result in liability for both the tipper and the tippee.

4. Additional Prohibited Transactions
Because Chesapeake believes that it is improper and inappropriate for any Chesapeake directors, officers and employees to engage in short-term or speculative transactions involving Chesapeake stock, it is Chesapeake's policy that directors, officers and employees should not engage in any of the following activities with respect to Chesapeake securities:
(a)Trading in securities on a short-term basis. Any Chesapeake stock purchased in the open market must be held for a minimum of six months and preferably longer.
(b)Gifting of Securities. No director, officer, employee or any Related Person may make a gift, or other transfer without consideration, of Company securities during a period when Chesapeake directors, officers and employees are prohibited by the Company to trade in Chesapeake stock.
(c)Shares held by an Entity. No entity over which a Chesapeake director, officer or employee has or shares voting or investment control may distribute securities of the Company to its limited partners, general partners, members, shareholders or other equity holders during a period when Chesapeake directors, officers and employees are prohibited by the Company to trade in Chesapeake stock.
(d)Purchases of Chesapeake securities on margin. At the time of the purchase of Chesapeake stock, Chesapeake directors, officers and employees must pay the entire purchase price in cash and not “buy on margin” or rely on a margin loan from their broker. “Buying on margin” refers to the practice of borrowing money that is used to purchase securities. A “margin loan” is typically a loan from the broker to the customer to enable the customer to purchase securities, and the loan is collateralized by the securities and cash.
(e)Short sales. Chesapeake directors, officers and employees are permitted to sell only shares of Chesapeake stock that they actually own and may not engage in short sales. A “short sale” is where a person does not actually own the securities sold. Instead, he or she borrows the securities to make delivery to the buyer, and later buys an identical number of shares on the open market to pay back the lender. In the case of directors and officers, short sales of Chesapeake stock not only are in violation of this Policy Statement, but also are illegal under the federal securities laws.
(f)Buying and selling options. Chesapeake directors, officers and employees may not engage in any transactions in put options, call options or other derivative

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securities. A purchase or sale in options on an exchange is, in effect, a bet on the short-term movement of the company’s stock price and therefore, can create the appearance that a person is trading based on inside information. For example, a “put option” is an option contract that gives the owner the right to sell a specified amount of an underlying security at a specified priced within a specified time. A “call option” gives the owner the right to buy shares.
(g)Buying and selling futures contracts. Chesapeake directors, officers and employees may not engage in the purchase or sale of futures contracts on Chesapeake stock. A “futures contract” is a financial contract which obligates the buyer to purchase an asset, or the seller to sell an asset, at a predetermined future date and price.
(h)Hedging Transactions. Chesapeake directors, officers and employees may not engage in hedging transactions related to Chesapeake stock. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a director, officer or an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or employee to continue to own the covered securities, but without the full risks and rewards of ownership. This may result in directors, officers or employees no longer having the same objectives as Chesapeake’s other shareholders.
(i)Pledges of Securities. Securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Securities held in a margin account may be sold by the broker with the customer’s consent if the customer fails to meet a margin call. Because a foreclosure or margin sale may occur at a time when the pledgor is aware of material, non-public information relating to Chesapeake, or otherwise is not permitted to trade in Chesapeake stock, directors, officers and employees and their Related Persons are prohibited from pledging Chesapeake stock as collateral for a loan or holding Chesapeake stock in a margin account.
D. Additional Policies Applicable to Directors, Officers, Designated Employees and Related Persons

In addition to all other policies, procedures, laws and regulations applicable to transactions by directors, officers and employees in Chesapeake stock, all transactions in Chesapeake stock by Chesapeake directors, officers, Designated Employees and their Related Persons (collectively, “Covered Persons”), are prohibited unless executed during a trading window. IT IS IMPORTANT TO KEEP IN MIND THAT, EVEN DURING TRADING WINDOW PERIODS, THE PROHIBITION ON TRADING ON MATERIAL NONPUBLIC INFORMATION CONTINUES TO APPLY.

This prohibition applies to all transactions in Chesapeake stock, including, but not limited to, to purchases or sales in private transactions or through the New York Stock Exchange, gifts, stock option exercises and sales of stock acquired upon the exercise of options. The trading window requirement also applies to any initial elections, any election changes a Covered Person may make under Chesapeake’s Dividend Reinvestment and Direct Stock Purchase Plan and similar plans, or any reallocation of investments in Chesapeake’s stock pursuant to such plans. The trading window requirements, however, do not apply to purchases of Chesapeake’s stock pursuant to

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the Dividend Reinvestment and Direct Stock Purchase Plan and similar plans once such elections are made.

1. Trading Window Restrictions

All Covered Persons are permitted to trade in Chesapeake stock only during prescribed trading window periods. There are four trading window periods per year. Each trading window period begins on the second trading day after the public release by Chesapeake of its quarterly (or, in the case of the fourth quarter, annual) financial results and ends four days before the last day of the quarter.

2. Event-Specific Trading Restriction Periods

From time to time, an event may occur that is material to Chesapeake and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, persons associated with the Company who have knowledge of the event may not trade in Chesapeake stock. The existence of an event-specific trading restriction period will not be announced to Chesapeake as a whole, and should not be communicated to any other person.

3. Compliance Procedures for Approved Trading Plans

Under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the purchase or sale of a security by a person who at the time of the trade is in possession of material, nonpublic information will not violate the insider trading laws if the transaction is in accordance with a plan adopted by the person before he or she comes into possession of the material, nonpublic information that otherwise would prevent the transaction. Notwithstanding the general prohibition against trading while aware of, or in possession of, material, nonpublic information, Covered Persons may execute trades in Chesapeake stock if such trades are pursuant to a prearranged written contract, instruction or plan that (i) complies with Rule 10b5-1 of the Exchange Act; (ii) is entered into during a trading window period and at a time when such Covered Person is not aware of, or in possession of, any material, nonpublic information; and (iii) is approved by Chesapeake’s Chief Financial Officer. In the event Chesapeake’s Chief Financial Officer is not available Chesapeake’s General Counsel or Chief Executive Officer may approve the plan.

A Covered Person shall seek pre-clearance of a plan at least five trading days in advance of the time he or she intends to implement it. Chesapeake is not obligated to approve a plan submitted for pre-clearance and may deny clearance based on criteria or circumstances deemed appropriate by the Chief Executive Officer, Chief Financial Officer or General Counsel.

In order to comply with Rule 10b5-1 of the Exchange Act, a trading plan must meet all of the following conditions:
(a) At a time when the person is not in possession of the material, nonpublic information, the person (i) enters into a binding contract to purchase or sell Chesapeake stock, (ii) instructs another person in writing to purchase or sell Chesapeake stock for

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the instructing person's account, or (iii) adopts a written plan for trading in Chesapeake stock.

(b) The binding contract, written instruction or written plan specifies:
•the amount of stock to be purchased or sold (either by number of shares or dollar value).
•the price at which the stock is to be purchased or sold (either at the market price or a limit price).
•the date on which the stock is to be purchased or sold (either a specific date or the number of days during which the limit order is in force).
(c) The binding contract, written instruction or written plan does not permit the person to exercise any subsequent influence over how, when, or whether to effect such purchases or sales; provided, in addition, that any other person who, pursuant to the contract, instruction, or plan, did exercise such influence must not have been aware of the material nonpublic information when doing so.
(d) The binding contract, written instruction or written plan must be given or entered into in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
(e) The binding contract, written instruction or written plan complying with the foregoing and all applicable laws and regulations is approved in advance by the Chief Financial Officer of Chesapeake (an "Approved Plan").
Any person with an Approved Plan shall not, without the prior written consent of Chesapeake’s Chief Financial Officer, or in the absence of the Chief Financial Officer, Chesapeake’s General Counsel or Chief Executive Officer, alter or deviate from the Approved Plan or enter into or alter a corresponding or hedging transaction or position to offset or reduce the risk associated with the transaction(s) contemplated by the Approved Plan. Additionally, such person shall report to Chesapeake’s Chief Financial Officer (i) all transactions made pursuant to the Approved Plan and (ii) the completion or termination of the Approved Plan.

E. Pre-Trading Notification and Post-Trading Notification

Directors and Executive Officers are required to submit a Pre-Trading Notification Form to the Company on the same day a trade is executed.

Directors and Executive Officers are required to submit a Post-trading Purchase and Sale Form to the Company on the same day a trade is executed. Once this form is received by the Company, an e-mail confirming the receipt of same will be sent to the director or executive officer.

F. Post-Termination Transactions

This Policy Statement continues to apply to transactions in Chesapeake stock even after termination of service to Chesapeake. If an individual is in possession of material, nonpublic information when his or her service terminates, that individual may not trade in Chesapeake stock until that information has become public or is no longer material.

G. Company Assistance

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Any person who has any questions about specific transactions may obtain additional guidance from the General Counsel or Chief Financial Officer at our Corporate Office in Dover, Delaware. Remember, however, the ultimate responsibility for adhering to this Policy Statement and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

H. Certifications

Directors, officers and employees will be required to certify their understanding of and intent to comply with this Policy Statement. Directors, officers and Designated Employees may be required to certify compliance on an annual basis.

I. Reporting of Violations

Any employee, officer or director who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Chief Executive Officer or Chief Financial Officer. Upon learning of any such violation, the Chief Executive Officer, Chief Financial Officer, and the Company’s General Counsel will determine whether the Company should release any material nonpublic information, or whether the Company should report the violation to the SEC or other appropriate governmental authority.

J. Policy Modifications or Waivers

The Company’s Board of Directors reserves the right in its sole discretion to modify or grant waivers to this policy; provided that the Board of Directors may not grant a waiver for or with respect to any violation of applicable laws, rules or regulations. Any amendments or waivers may be publicly disclosed if required by applicable laws, rules and regulations.